UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LEADING BRANDS, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Shares Without Par Value
(Title of Class of Securities)

52170U207
(CUSIP Number of Class of Securities)

Marilyn Kerzner, Director of Corporate Affairs
Phone Number: 604-685-5200
Facsimile: 604-685-5249
Suite 1800 - 1500 West Georgia Street
Vancouver, British Columbia Canada V6G 2Z6
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

with copies of communications to:

W. Scott Wallace	J. Douglas Seppala
Haynes and Boone, LLP	DuMoulin Black LLP
2323 Victory Avenue	10th Floor, 595 Howe Street
Dallas, Texas 75219	Vancouver, British Columbia V6C 2T5
(214) 651-5587	(604) 687-1224

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$800,000.00	$92.00

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $800,000 in aggregate value of common shares, without par value, including the associated common stock share purchase rights as set forth in the Amended and Restated Shareholder Rights Plan Agreement, dated as of May 31, 2010, by and between Leading Brands, Inc. and Computershare Trust Company of Canada, at a minimum purchase price of $4.10 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

[X]    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$92.00	Filing Party:	Leading Brands, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	May 18, 2012

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
             [   ] third-party tender offer subject to Rule 14d-1.
             [X] issuer tender offer subject to Rule 13e-4.

             [   ] going-private transaction subject to Rule 13e-3.
             [   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
             [   ] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
             [   ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

             This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on May 18, 2012 (the “Schedule TO”) relating to the offer by Leading Brands, Inc. (the “Company”) to purchase up to US$800,000 in value of its common shares, without par value, at a purchase price not greater than US$5.00 nor less than US$4.10 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 18, 2012 and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

             Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO, the Offer to Purchase dated May 18, 2012 and the related Letter of Transmittal.

ITEM 11. ADDITIONAL INFORMATION.

             Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

             (c) On June 19, 2012, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on Monday, June 18, 2012. A copy of the press release is filed as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

             The information contained in Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii)	Press Release dated June 19, 2012.

SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEADING BRANDS, INC.

Dated: June 19, 2012	By:	/s/ Ralph D. McRae
	Name:	Ralph D. McRae
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description

(a)(5)(iii)	Press Release dated June 19, 2012